FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

1

This Form 6-K consists of:

1.	an announcement of results for 2012 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on March 20, 2013.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Du Daming
Name:	Du Daming
Title:	Company Secretary

Date:  March 25, 2013

3

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (Stock Code: 902)

ANNOUNCEMENT OF RESULTS FOR 2012

Power generation by domestic power plants:	302.433 billion kWh

Consolidated operating revenue:	RMB133.967 billion

Net profit attributable to equity holders of the Company:	RMB5.512 billion

Earnings per share:	RMB0.39

Proposed dividend:	RMB0.21 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2012.

For the twelve months ended 31 December 2012, the Company recorded operating revenue of RMB133.967 billion, representing an increase of 0.41% compared to the same period of the previous year, and net profit attributable to equity holders of the Company of RMB5.512 billion, representing a growth of 366.95% as compared with the same period of 2011. Earnings per share amounted to RMB0.39. The Board is satisfied with the Company’s results last year.

The Board of the Company proposed to declare a cash dividend of RMB0.21 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2012

In 2012, the Company had made new progress on many aspects including power generation, energy saving, environmental protection and project development. The Company exploited the favorable timing of a fall in coal price, overcame difficulties posed by sluggish demand for electricity and intensified market competition, reacted proactively, strengthened the management, thereby recorded remarkable growth in operating results and maintained its leading position in industry with regard to the relevant energy saving indicators. The Company managed to fulfill the duties of providing sufficient, reliable and green energy to the society. The operation of Tuas Power in Singapore was stable. The profitability and ability for substainable development of the Company have been enhanced.

1.	Operating Results

For the twelve months ended 31 December 2012, the Company realized operating revenue of RMB133.967 billion, representing an increase of 0.41% compared to the same period last year. Net profit attributable to equity holders of the Company amounted to RMB5.512 billion, representing an increase of 366.95% as compared with the same period last year. Earnings per share was RMB0.39.

As at the end of 2012, net assets per share of the Company amounted to RMB3.99, representing an increase of 10.22% compared to the same period last year.

The Audit Committee of the Company convened a meeting on 18 March 2013 and reviewed the 2012 annual results of the Company.

2.	Power Generation

In 2012, the Company overcame difficulties posed by sluggish demand for electricity and intensified market competition, and explored the market through various channels, thus expanding our market shares. Through optimizing the examination and maintenance work of our generating units, the Company has increased its power generation, achieved outstanding performance with utilization hours of its coal-fired generating units ranking the first in many provinces. However, because of the sluggish national demand for electricity and the significant growth in hydropower generation seizing the market share of coal-fired power, total power generated by the Company’s operating power plants in China amounted to 302.433 billion kWh, representing a decrease of 3.55% year-one-year. The electricity sold aggregated to 285.455 billion kWh, representing a decrease of 3.47% year-on-year.

In 2012, the annual average utilization hours of the Company’s domestic coal-fired generating units reached 5,114 hours, which was 149 hours higher than the average utilization hours of the coal-fired generating units in China.

3.	Cost Control

Fuel costs represent the major integral part of the operation cost of the Company. In 2012, the Company purchased a total of 133 million tons of natural coal. The Company continued to cultivate cooperation with major contracted suppliers, leverage on it to actively explore new sources and supply channels for coal, increase its purchase of imported coal, take advantage of the favourable opportunity afforded by the significant decreases in market prices of coal, optimise the structure and way of purchasing and have effective control of fuel costs. The fuel costs per unit of power sold of the Company’s domestic power plants was RMB249.82 per MWh, representing a decrease of 7.60% compared to last year.

4.	Energy Saving and Environmental Protection

The Company has always placed energy saving and environmental protection work as its utmost priority. In 2012, the Company led the industry in terms of technical and economic indicators and energy consumption indicator. The average equivalent availability ratio of the Company’s domestic power plants was 94.05%, and its weighted average house consumption rate was 4.90%. The Company’s average coal consumption rate for the power generated by coal-fired generating units was 295.49 grams/kWh, representing 0.91 grams/kWh lower than that of the same period last year. The Company’s average coal consumption rate for power sold was 310.71 grams/kWh, representing a decrease of 1.39 grams/kWh from the same period last year.

In 2012, the Company kept increasing its effort in operating, managing, updating and modifying our environmental friendly equipment, fully attained the reduction goals with regard to total emission of sulphur dioxide and nitrogen oxides.

5.	Project Development

Construction of power generating projects of the Company progressed smoothly. In 2012, the controlled generating capacity of the newly commissioned coal-fired, wind turbine and hydropower generating units of the Company was 4,663 MW, 93.5 MW and 97.5 MW, respectively. In addition, the 1x1,000 MW coal-fired generating unit at Henan Huaneng Qinbei Power Plant Phase III Project (in which the Company owns 60% equity interest) and Singapore Tuas Power Deng Busu Thermo-electric Poly-generation Phase I Project (101 MW) (which is wholly-owned by the Company) have recently commenced operation. Apart from these, the installed generating capacity of the Company also changed as a result of the change of installed generating capacity of some power generation companies invested by the Company, the Company’s technological improvement to existing generating units and the close-down of generating units. As of 19 March 2013, the Company’s controlled and equity-based generating capacity was 63,857 MW and 57,273 MW, respectively.

6.	Overseas Business

In 2012, Tuas Power Ltd. (“Tuas Power”), a wholly-owned company of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. In conjunction with the smooth construction of Deng Busu Thermo-electric Polygeneration Project and Unit No.5 steam turbine generator set at Tuas Power, Tuas Power captured 25.2% market share (on accumulative basis) in the power generation market for the whole year, thereby realized a net profit attributable to the shareholders of the Company of RMB1.041 billion, which represented a decrease of 18.77% compared to the corresponding period last year. It was mainly attributable to the increase of newly operated generation units of other power plant companies, which caused a decrease of Tuas Power’s shares in the market, resulting a decline in electricity sold. It was also attributable to the drop in the exchange rate of Singaporean dollars against RMB.

In 2012, the Company delivered brilliant performance on the capital market. The Company’s A Share was successfully incorporated in the CSI 300 Index, SSE 180 Index and CSI 100 Index, while the Company’s H Share was awarded the “Top Ten Gainer Stocks” among the 2012 “Top 100 Hong Kong Stocks”; the Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” four years in a row and ranked 143th, at the same time ranked 6th in the category of global independent power producers and energy traders; the Company also made encouraging progress in its corporate culture development and was named the “National Demonstration Base for Corporate Culture”.

PROSPECTS FOR 2013

In 2013, the Company continues to face with complicated situation where exists both challenges and opportunities arose from uncertainties.

The global economic environment is complicated with slow growth likely to persist, while imbalance and incoordination remain noticeable problems in the development of the Chinese economy. Uncertainty and instability factors still remain with the economic development. All of these will, to a certain extent, affect the demand for electricity. With regard to the control of fuel costs, cancellation of key coal contracts and dual-pricing system of thermal coal will exert new impact to the coal market, and there is uncertainty for the Company to control its purchase price for coal. Meanwhile, the government will expedite its reform on energy prices, and the adjustment of the price of natural gas will cast an anticipated increase in the operating costs of the Company’s combined cycle generating units. Furthermore, the promulgation of more stringent environmental protection policy and standards will also exert certain pressure on the Company’s operation.

Wherever there are challenges, there are opportunities. The fundamentals of the Chinese economy have been good for social development, coupled with huge potential in the China market, total demand for electricity will continue to grow. In 2013, total domestic demand for coal will grow at a slower pace where imported coal will help to strike a balance against the price of domestic coal. The overall situation remains lenient, thereby favors the Company to control its purchase price for coal. A more relaxed position in the overall monetary market is conducive to the Company in managing its funding costs.

The main task of the Company in 2013 is to focus on consolidating and enhancing economic efficiency and development quality, fully implement its efficiency improvement project, improve profitability, and accelerate its building up of the world’s first-class listed power producer. The Company will strive to attain an annual utilization hour of 5,070 hours with its domestic generating units, and realize an annual power generation of 320 billion kWh at the Company’s domestic power plants. The Company will adhere to its objective of safe production with “zero accident”, increase effort in marketing, proactively deal with every opportunity and challenge arose from market-oriented reform for fuel, highlight impact of technology innovation on the promotion of energy saving and emission reduction, reinforce operation and fund management by means of complete budget and comprehensive planning, further compress controllable costs, intensify fund management and further cut down funding costs.

To ensure the annual power generation target is reached, the Company will further define duties of the regional marketing personnel, further explore potential of the management, take advantage of the national dual-pricing system of thermal coal, take an active role to encourage tariff increase in regions with lower tariff and recorded persistent loss, further improve work collaboration, strive to increase efficiency power generation during the period with favorable market condition, abundant demand and high margins, continue to optimize the operation of our generating units, endeavor to raise utilization rate and capacity rate of high efficiency and large generating units, boost generation amount by high efficiency generating units. The Company will build up its strength to cope with competition in the fuel market by all means, take advantages of the market-oriented reform for coal, the adjustment of coal supply structure, the synergies developed in the industry chain interconnecting power, coal, port and shipping, improve its procurement of coal and establish linkage and support for coal resources and transportation, manage its costs and retain its gains, insist on market-oriented operation, carry out procurement based on competitive price comparison, grasp every market opportunity and boost up returns. The Company will also focus on establishing superior energy saving and environmental friendly coal-fired power plants, emphasize to secure and upgrade the energy efficiency of its 1,000 MW and 600 MW ultra-supercritical water-cooled generating units, 600 MW supercritical water-cooled and air-cooled generating units, put forth reform regarding energy saving and emission reduction of the generating units in operation, carry out in denitrification, desulphurization and capacity upgrade and electrostatic precipitation for generating units step-by-step, in order to ensure the goals set out in the environmental responsibility statement are being accomplished.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”))

Overview

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through grid operators where the operating plants are located. The Company is committed to scientific development, efficient economic increase, returns for shareholders enhancement, resources conserve and environment protection. The Company also attaches importance to social responsibilities, and makes active efforts to build a harmonious society.

Since its incorporation, the Company has continued to expand its operating scale, thus increasing its operating revenue. The Company has also been the industry leader in the level of competitiveness, effectiveness of resources utilization and environmental protection. Currently, the Company is one of the largest listed power producers in China. Its power generation operations are widely located, covering the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

Facing the complicated and severe market conditions in 2012, the Company actively responded to the changes in power, coal and capital markets with strong support of all shareholders and through concerted efforts of all employees for market expansion and management improvement. The Company correctly analyzed market development, redoubled its efforts towards key operations, implemented thorough planning and sound controls, which contributed to new development of the Company in various aspects. In 2012, the Company maintained safe production and leading position in China’s power industry on major technical and economic indicators, realized effective cost controls by exercising strict control measures, and enhanced development quality significantly by proactive refining of power generation structure. The Company also achieved new progress in energy saving, environment protection, technical renovation and other fronts, diligently fulfilled its social responsibilities as a provider of sufficient, reliable and clean power energy.

A.	OPERATING RESULTS

	1.	2012 operating results

The power generation of the Company’s domestic power plants for the year ended 31 December 2012 was listed below (in billion kWh):

	Power Generation of 2012	Power Generation of 2011	Change	Electricity sold for 2012	Electricity sold for 2011	Change
Domestic Power Plant

Liaoning Province
Dalian	5.980	6.805	-12.12%	5.691	6.457	-11.86%
Dandong	3.202	3.204	-0.06%	3.046	3.049	-0.10%
Yingkou	7.867	8.678	-9.35%	7.355	8.120	-9.42%
Yingkou Co-generation	3.337	3.137	6.38%	3.127	2.929	6.76%
Wafangdian Wind Power	0.102	0.066	54.55%	0.100	0.065	53.85%
Suzihe Hydropower	0.013	–	–	0.012	–	–
Changtu Wind Power	0.006	–	–	0.006	–	–
Inner Mongolia
Huade Wind Power	0.203	0.136	49.26%	0.201	0.134	50.00%
Hebei Province
Shang’an	14.265	14.473	-1.44%	13.346	13.616	-1.98%
Kangbao Wind Power	0.062	0.0003	–	0.059	–	–
Gansu Province
Pingliang	9.214	12.214	-24.56%	8.740	11.564	-24.42%
Jiuquan Wind Power	0.756	–	–	0.751	–	–
Beijing
Beijing Co-generation	4.636	4.887	-5.14%	4.085	4.304	-5.09%
Beijing Co-generation
(Combined Cycle)	3.955	0.004	–	3.863	0.004	–
Tianjin
Yangliuqing Co-generation	6.609	6.956	-4.99%	6.141	6.510	-5.67%

Domestic Power Plant	Power generation of 2012	Power generation of 2011	Change	Electricity sold for 2012	Electricity sold for 2011	Change

Shanxi Province
Yushe	3.405	4.180	-18.54%	3.151	3.861	-18.39%
Zuoquan	6.358	–	–	5.934	–	–
Shandong Province
Dezhou	15.400	14.518	6.08%	14.462	13.643	6.00%
Jining	5.097	4.852	5.05%	4.734	4.512	4.92%
Xindian	3.256	3.313	-1.72%	3.043	3.100	-1.84%
Weihai	11.608	11.128	4.31%	11.053	10.586	4.41%
Rizhao Phase II	7.484	8.173	-8.43%	7.080	7.717	-8.25%
Zhanhua Co-generation	1.724	1.587	8.63%	1.587	1.451	9.37%
Henan Province
Qinbei	17.764	15.146	17.29%	16.751	14.289	17.23%
Jiangsu Province
Nantong	8.406	9.086	-7.48%	8.019	8.665	-7.46%
Nanjing	3.827	3.981	-3.87%	3.617	3.757	-3.73%
Taicang	11.672	11.373	2.63%	11.104	10.790	2.91%
Huaiyin	7.152	7.370	-2.96%	6.732	6.933	-2.90%
Jinling (Combined-cycle)	3.788	3.740	1.28%	3.703	3.652	1.40%
Jinling (Coal-fired)	11.538	11.884	-2.91%	10.993	11.312	-2.82%
Qidong Wind Power	0.357	0.286	24.83%	0.350	0.280	25.00%
Shanghai
Shidongkou First	7.710	7.681	0.38%	7.276	7.242	0.47%
Shidongkou Second	6.472	7.412	-12.68%	6.213	7.112	-12.64%
Shanghai Combined-cycle	1.633	1.266	28.99%	1.593	1.235	28.99%
Shidongkou Power	7.739	6.862	12.78%	7.359	6.481	13.55%
Chongqing
Luohuang	12.191	15.560	-21.65%	11.272	14.417	-21.81%
Zhejiang Province
Yuhuan	24.116	26.768	-9.91%	22.939	25.489	-10.00%
Hubei Province
Enshi Hydropower	0.050	0.0001	–	0.049	0.0001	–

Domestic Power Plant	Power generation of 2012	Power generation of 2011	Change	Electricity sold for 2012	Electricity sold for 2011	Change

Hunan Province
Yueyang	8.204	10.679	-23.18%	7.682	10.047	-23.54%
Xiangqi Hydropower	0.183	–	–	0.180	–	–
Jiangxi Province
Jinggangshan	8.842	9.485	-6.78%	8.424	9.019	-6.60%
Fujian Province
Fuzhou	13.800	16.905	-18.37%	13.104	16.071	-18.46%
Guangdong Province
Shantou Coal-fired	6.420	7.085	-9.39%	6.082	6.647	-8.50%
Haimen	12.529	15.213	-17.64%	11.960	14.542	-17.76%
Yunnan Province
Diandong Energy	8.509	11.648	-26.95%	7.857	10.771	-27.05%
Yuwang Energy	4.992	5.813	-14.12%	4.629	5.344	-13.38%
Total	302.433	313.554	-3.55%	285.455	295.717	-3.47%

In 2012, the power generated by Tuas Power in Singapore accounted for 25.20% of the total power generated in Singapore, down 1.92 percentage points compared to the same period last year.

In respect of the tariff, the Company’s average tariff for the year ended 31 December 2012 was RMB454.19 per MWh, an increase of RMB24.09 per MWh from the year ended 31 December 2011.

In respect of fuel costs, the decrease of coal market price and effective cost controls contributed to reduce fuel costs of the Company. Compared with last year, the Company’s fuel cost per unit of power sold decreased by 7.60% to RMB249.82 per MWh.

Combining the forgoing factors, for the year ended 31 December 2012, the operating revenue of the Company remained generally the same with last year at approximately RMB133.967 billion, and recorded profit attributable to equity holders of RMB5.512 billion, representing an increase of 366.95% from the profit of RMB1.181 billion for the year ended 31 December 2011.

For the year ended 31 December 2012, the profit attributable to equity holders of the Company from domestic power plants was RMB4.471 billion, representing an increase of RMB4.572 billion compared to minus RMB101 million for the same period last year. The increase was primarily attributable to the carry-over effect of domestic electricity tariff adjustment in 2011, the decrease of coal market price in 2012, and effective cost controls of the Company. The carry-over effect of domestic tariff adjustment in 2011 resulted from the adjustment of on-grid electricity tariff by the PRC National Development and Reform Commission in the first quarter of 2011. The reduced market price of coal was mainly attributable to the change of coal supply-demand situation within the PRC.

For the year ended 31 December 2012, the profit attributable to equity holders of the Company from Tuas Power in Singapore was RMB1.041 billion, down RMB241 million compared to the same period last year. It was mainly attributable to the increase of newly operated generation units of other power plant companies, which caused a decrease of Tuas Power’s shares in the market, resulting a decline in electricity sold. It was also attributable to the drop in the exchange rate of Singaporean dollars against RMB.

2. Comparative Analysis of Operating Results

2.1 Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from power sold. For the year ended 31 December 2012, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB133.967 billion, representing an increase of 0.41% from RMB133.421 billion for the year ended 31 December 2011. The carry-over effect of electricity tariff adjustment in 2011 was offset by reduced power generation in 2012. The operating revenue from domestic power plants increased approximately RMB2.071 billion.

The operating revenue from the operation in Singapore decreased by RMB1.525 billion for the year ended 31 December 2012 from last year. This was mainly attributable to the declined market share in Singapore resulted from the new generation units of other power plant companies, the decreased electricity sold and the reduced average conversion rate between Singaporean dollar and RMB.

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power Plant	2012	2011	Change

Dalian	409.18	382.84	6.88%
Fuzhou	445.64	425.38	4.76%
Nantong	441.25	425.97	3.59%
Shang’an	434.63	408.20	6.47%
Dandong	405.73	383.08	5.91%
Shantou Coal-fired	542.97	522.91	3.84%
Shidongkou II	442.13	422.25	4.71%
Nanjing	442.17	442.54	–0.08%
Dezhou	468.90	443.20	5.80%
Jining	459.63	422.91	8.68%
Yuhuan	491.37	462.49	6.24%
Shidongkou I	457.18	441.11	3.64%
Yingkou	409.35	394.82	3.68%
Jinggangshan	483.90	447.05	8.24%
Rizhao Phase II	446.90	420.06	6.39%
Haimen	529.06	498.77	6.07%
Weihai	461.89	435.52	6.05%
Huaiyin II	458.25	438.72	4.45%
Taicang I	430.43	424.09	1.49%
Taicang II	443.88	429.44	3.36%
Qinbei	441.43	412.75	6.95%
Yushe	396.56	362.65	9.35%
Xindian II	453.75	426.77	6.32%
Yueyang	506.87	465.74	8.83%

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power Plant	2012	2011	Change

Luohuang	448.95	410.86	9.27%
Shanghai Combined-cycle	674.00	665.00	1.35%
Pingliang	336.12	306.36	9.71%
Nanjing Jinling Power	466.14	459.37	1.47%
Shidongkou Power	463.85	457.20	1.45%
Huade Wind Power	520.00	528.45	–1.60%
Xiangqi Hydropower	390.00	N/A	N/A
Yingkou Co-generation	397.59	391.92	1.45%
Beijing Co-generation	494.00	481.35	2.63%
Yangliuqing Co-generation	438.03	414.23	5.75%
Qidong Wind Power	542.65	519.08	4.54%
Zuoquan	383.25	N/A	N/A
Kangbao Wind Power	536.72	N/A	N/A
Jiuquan Wind Power	520.60	N/A	N/A
Wafangdian Wind Power	610.82	610.00	0.13%
Changtu Wind Power	610.00	N/A	N/A
Zhanhua Co-generation	450.55	419.76	7.34%
Suzihe Hydropower	364.25	N/A	N/A
Yuwang Energy	361.70	345.31	4.75%
Diandong Energy	359.58	345.43	4.10%
Enshi Hydropower	360.00	N/A	N/A
Tuas Power	1,206.23	1,146.88	5.17%

Tax and levies on operations mainly consist of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2012, the tax and levies on operations of the Company and its subsidiaries were amounted to RMB672 million.

2.2 Operating expenses

For the year ended 31 December 2012, the total operating expenses of the Company and its subsidiaries was RMB116.338 billion, representing a decrease of 6.32% from RMB124.189 billion for same period last year. The operating expenses in domestic power plants of the Company decreased by RMB6.723 billion, which was primarily attributable to the reduced market price of coal in the PRC and effective cost controls of the Company.

The operating expenses from the operation in Singapore decreased by RMB1.129 billion from last year. This is mainly due to the decreased purchase of electricity as a result of the intense competition, increase of newly operated generation units of other power plant companies and declined retail electricity sold in Singapore.

2.2.1	Fuel costs

Fuel costs represent the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2012, fuel costs of the Company and its subsidiaries decreased by 9.05% to RMB82.355 billion from RMB90.546 billion for the year ended 31 December 2011. The fuel costs of domestic power plants decreased by RMB8.524 billion from last year, which was primarily attributable to the reduced market price of coal in the PRC and effective cost controls of the Company.Fuel costs in the operations in Singapore remained generally the same with same period last year. For the year ended 31 December 2012, the average price (excluding tax) of natural fuel coal was RMB526.25 per ton, representing a 4.09% decrease from RMB548.72 per ton for the year ended 31 December 2011. The fuel cost per unit of power sold by the Company’s domestic coal-fired power plant decreased by 7.60% from RMB270.37/MWh in 2011 to RMB249.82/MWh.

2.2.2	Maintenance

For the year ended 31 December 2012, the maintenance expenses of the Company and its subsidiaries amounted to RMB2.847 billion, up 12.56% from RMB2.529 billion for the year ended 31 December 2011. The operation of new generating units accounted for RMB229 million of the increase. The maintenance expenses of the operations in Singapore decreased by RMB50 million.

2.2.3	Depreciation

For the year ended 31 December 2012, depreciation expenses of the Company and its subsidiaries decreased by 7.03% to RMB11.033 billion from RMB11.867 billion for the year ended 31 December 2011. The decrease of the depreciation expenses within the PRC was primarily attributable to the Company’s adjustment of the estimated useful life and estimated residual value of its property, plant and equipment that are not fully depreciated within the PRC since the beginning of 2012. The deprecation expenses of the operations in Singapore remained generally the same from 2011.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2012, the labor costs of the Company and its subsidiaries amounted to RMB5.112 billion, representing a 10.62% increase from RMB4.622 billion for the year ended 31 December 2011. This was mainly attributable to the operation of new generation units of the Company, the higher level of Chinese social insurance standards, and the increase of employees’ performance-related salaries.

The labor costs of the operations in Singapore increased by RMB1 million.

2.2.5	Other operating expenses (including purchase of electricity and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, and Tuas Power’s purchase of electricity. For the year ended 31 December 2012, other operating expenses (including purchase of electricity) of the Company and its subsidiaries was RMB14.990 billion, representing an increase of RMB364 million from RMB14.626 billion for the year ended 31 December 2011. The operation of new generating units contributed RMB219 million to the increase of other operating expenses for the year ended 31 December 2012.

Other operating expenses in the operations in Singapore decreased by RMB1.419 billion, in which purchase of electricity decreased by RMB1.511 billion mainly attributed to the decreased retail electricity cost as a result of the declined retail electricity sold in Singapore.

2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

2.3.1	Interest expenses

For the year ended 31 December 2012, the interest expenses of the Company and its subsidiaries were RMB8.897 billion, representing a 15.01% increase from RMB7.736 billion for the year ended 31 December 2011. The increase of interest expenses of domestic power plants was primarily attributable to the carry-over effect of RMB borrowing interest rates adjustment in 2011, and expensing instead of capitalizing interest upon commercial operation of new generating units. The operation of new generation units accounted for RMB0.8 billion of the increase.

The interest expenses of the operations in Singapore were RMB481 million, generally the same from same period last year.

2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2012, the exchange losses plus bank charges of the Company and its subsidiaries amounted to RMB167 million, representing a net loss of RMB243 million compared with the net gains of RMB76 million for the year ended 31 December 2011. For the year ended 31 December 2012, the Company and its subsidiaries incurred exchange losses of RMB102 million, representing a net loss of RMB249 million from the net gains of RMB147 million for the year ended 31 December 2011. The head office of the Company recorded exchange gains of RMB8 million, representing a decrease of RMB221 million from the exchange gains of RMB229 million for 2011. The reasons for the decrease were the declined US loan balance and slower declined conversion rate between US dollars and RMB.

Net exchange differences and bank charges of the operations in Singapore decreased by RMB85 million.

2.4	Share of profit of associates/jointly controlled entities

For the year ended 31 December 2012, the share of profit of associates/jointly controlled entities was RMB622 million, representing a decrease of RMB82 million from RMB704 million for the year ended 31 December 2011. The decrease was primarily attributable to the overall decrease of associates/jointly controlled entities’ net profit in 2012.

2.5	Income tax expenses

For the year ended 31 December 2012, the Company and its subsidiaries recorded an income tax expense of RMB2.510 billion, representing an increase of RMB1.641 billion or 188.90% from RMB869 million for the year ended 31 December 2011. The income tax expense for domestic power plants was increased by RMB1.737 billion which was primarily attributable to the increase of profit before income tax expense. The income tax expense of the operations in Singapore decreased RMB96 million which was mainly attributable to the decrease of profit before income tax expense.

2.6	Net profit, profit attributable to the equity holders of the Company and non-controlling interests

For the year ended 31 December 2012, the Company and its subsidiaries achieved a net profit of RMB6.366 billion, representing an increase of 438.87% with RMB5.185 billion compared with RMB1.181 billion for the year ended 31 December 2011. For the year ended 31 December 2012, the profit attributable to equity holders of the Company was RMB5.512 billion, representing an increase of RMB4.331 billion from RMB1.181 billion for the year ended 31 December 2011. The profit attributable to equity holders of the Company from domestic power plants increased by 4.572 billion, mainly attributable to the carry-over effect of domestic electricity tariff adjustment in 2011, the decrease of coal market price in 2012, and effective cost controls of the Company. The profit attributable to equity holders of the Company from the operation in Singapore was RMB1.041 billion, representing a decrease of RMB241 million from same period last year. This was mainly attributable to the decreased market share and electricity sold within Singapore resulted from the new generation units of other power plant companies in Singapore.

The profit attributable to non-controlling interests of the Company increased from RMB1 million for the year ended 31 December 2011 to RMB854 million for the year ended 31 December 2012. This was mainly attributable to the increased profit of the Company.

2.7	Comparison of financial positions

2.7.1	Comparison of asset items

As of 31 December 2012, total assets of the Company and its subsidiaries were RMB259.100 billion, remaining generally the same compared with RMB257.416 billion as of 31 December 2011; total assets of the domestic power plants increased by RMB192 million to RMB226.814 billion.

As of 31 December 2012, total assets of the operations in Singapore were RMB32.287 billion. Non-current assets increased by 11.58% to RMB27.065 billion, primarily attributable to increased investment in construction projects. Current assets decreased by 20.13% to RMB5.221 billion, mainly attributable to decreased bank deposits and accounts receivable as a result of declined profit.

2.7.2	Comparison of liability items

As of 31 December 2012, total liabilities of the Company and its subsidiaries were RMB193.140 billion, representing generally the same level with RMB197.858 billion as of 31 December 2011.

As of 31 December 2012, the total interest-bearing debts of the Company and its subsidiaries were RMB167.398 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds, short-term borrowings, and short-term bonds. The interest-bearing debts denominated in foreign currencies were RMB4.994 billion.

As of 31 December 2012, total liabilities of the operations in Singapore were RMB19.458 billion, representing generally the same level with RMB19.213 billion as of 31 December 2011.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, the equity of the Company and its subsidiaries increased at the end of the year compared to the beginning of the year, resulting from the post-tax impact of increased fair value of tradable stocks held by the Company amounting to RMB99 million, the post-tax impact of decreased fair value for cash flow hedge of the domestic and Singapore operations amounting to RMB325 million, and the increase of RMB535 million in currency translation differences as well as the increase of RMB1,155 million in non-controlling interests.

2.7.4	Major financial position ratios

	2012	2011

Current ratio	0.39	0.38
Quick ratio	0.31	0.30
Ratio of liability and shareholders’ equity	3.44	3.89
Multiples of interest earned	1.86	1.14

Formula of the financial ratios:

balance of current assets as at the year end
Current ratio =

balance of current liabilities as at the year end

(balance of current assets as at the year end
– net inventories as at the year end)
Quick ratio =

balance of current liabilities as at the year end

Ratio of liabilities and		balance of liabilities as at the year end
=
shareholders’ equity
balance of shareholders’ equity (excluding non-controlling interests) as at year end

Multiples of		(profit before income tax expense + interest expense)
=
interest earned
interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low level for the years ended 31 December 2012 and 2011, with slight increase at year-end of 2012 from year-end of 2011. The decrease in the ratio of liabilities and shareholders’ equity at the year end of 2012 from the year end of 2011 was primarily due to the increased owner’s equity as a result of profit increase of the Company. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended 31 December 2012.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended 31 December
	2012	2011
	RMB billion	RMB billion	Change

Net cash provided by
operating activities	26.928	20.949	28.54%
Net cash used in
investing activities	-15.310	-21.665	-29.33%
Net cash (used in)/provided by
financing activities	-9.817	0.070	-14,195.02%
Currency exchange gain/(loss)	0.151	-0.227	-166.35%
Net increase/(decrease) in cash
and cash equivalents	1.952	-0.873	-323.50%
Cash and cash equivalents as of
the beginning of the year	8.553	9.426	-9.27%
Cash and cash equivalents
at of the end of the year	10.505	8.553	22.82%

For the year ended 31 December 2012, net cash provided by operating activities of the Company was RMB26.928 billion, of which RMB2.185 billion was from the operating activities in Singapore. The decrease in cash used in investing activities was mainly attributable to the significant decrease of expenditure on construction projects and acquisitions. The decrease in cash provided by financing activities was largely attributable to the decreased drawdown of loans in 2012, as a result of the increase in cash provided by operating activities. The Company expects to continue its focus on construction projects with large investment amount in 2013. As of 31 December 2012, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, Japanese Yen, and HK dollar were RMB7.934 billion, RMB2.143 billion, RMB0.546 billion, RMB0.4 million, and HKD0.5 million, respectively.

As of 31 December 2012, net current liabilities of the Company and its subsidiaries were approximately RMB57.5 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources

2.1	Capital expenditures on acquisitions

The Company and its subsidiaries made no significant capital expenditure for acquisition in 2012.

2.2	Capital expenditure on construction and renovation projects

The capital expenditures for the year ended 31 December 2012 were RMB15.608 billion, mainly for construction and renovation projects, including RMB1.167 billion Qinbei expansion project, RMB0.647 billion for Diandong Energy expansion project, RMB0.576 billion for Zuoquan Power expansion project, RMB0.521 billion for Weihai expansion project, RMB0.470 billion for Jiuquan Wind Power project, RMB0.774 billion for Haimen power project, RMB0.430 billion for Jinling Coal-fired project, RMB0.286 billion for Shanghai Power expansion project, RMB0.397 billion for Beijing Co-generation expansion project, RMB0.360 billion for Taicang Port expansion, RMB0.254 billion for Changxing expansion project, RMB0.233 billion for Dalian Power, RMB0.282 billion for Haimen Port, RMB0.284 billion for Pingliang expansion project, RMB0.200 billion for Shang’an expansion project, RMB0.267 billion for Xiangqi Hydropower expansion project, RMB0.247 billion for Chongqing Luohuang expansion project, and RMB0.254 billion for Jinggangshan expansion project. The expenditures on construction projects in Singapore were RMB2.429 billion. The expenditures on other projects were RMB5.530 billion.

The above capital expenditures are sourced mainly from internal capital; cash flows provided by operating activities and debt financings.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities, and debt financing. The cash requirements, usage plans and cash resources of the Company for next two years are as following:

(unit: RMB billion)
	Capital expenditure arrangement		Contractual arrangement		Financing methods	Cash resources arrangements	Financing costs and note on use
	2013	2014	2013	2014

Thermal power projects	10.558	9.953	10.558	9.953	Debt financing	Internal cash resources and bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

Hydropower projects	0.317	0.092	0.317	0.092	Debt financing	Internal cash resources and bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

Wind power projects	1.459	2.096	1.459	2.096	Debt financing	Internal cash resources and bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

	Capital expenditure arrangement		Contractual arrangement		Financing methods	Cash resources arrangements	Financing costs and note on use
	2013	2014	2013	2014

Port projects	2.629	0.900	2.629	0.900	Debt financing	Internal cash resources and bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

Coal mining projects	1.842	–	1.842	–	Debt financing	Internal cash resources and bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

Technical renovation projects	4.300	4.500	4.300	4.500	Debt financing	Internal cash resources and bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

2.3	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flow from operating activities and debt financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2012, the Company and its subsidiaries had an aggregate unused credit facility nearly RMB90 billion, granted by Bank of China, Construction Bank of China and China Development Bank.

The Company completed the issuance of unsecured short-term bonds in three installments on 17 April, 6 November and 7 December 2012, each at principal amount of RMB5 billion and nominal annual interest rate of 4.41%, 4.42% and 4.58%, respectively. All the bonds were denominated in RMB, issued at par value, and would mature in 365 days from issuance.

The Company completed the issuance of unsecured super short-term debentures in four installments on June 5, July 10, August 17 and 13 September 2012, each at principal amount of RMB5 billion and nominal annual interest rate of 3.35%, 3.32%, 3.70% and 3.99%, respectively. All the bonds were denominated in RMB, issued at par value, and would mature in 270 days from issuance.

As of 31 December 2012, short-term borrowings of the Company and its subsidiaries totaled RMB27.442 billion (2011: RMB43.979 billion). Borrowings from banks were charged at interest rates ranging from 5.04% to 6.56% per annum (2011: 4.00% to 8.52%).

As of 31 December 2012, short-term bonds payable by the Company and its subsidiaries totaled RMB35.450 billion (2011: RMB10.262 billion).

As of 31 December 2012, long-term borrowings of the Company and its subsidiaries totaled RMB81.621 billion (2011: RMB93.985 billion), including RMB denominated borrowings of RMB61.713 billion (2011: RMB73.734 billion), US dollar denominated borrowings of approximately US$0.693 billion (2011: approximately US$0.779 billion), and Euro denominated borrowings of approximately Euro77 million (2011: approximately Euro86 million). The U.S. dollar denominated borrowings included floating-rate borrowings of approximately US$678 million (2011: US$743 million). Singapore dollar denominated borrowings were S$2.930 billion and all floating-rate borrowings. For the year ended 31 December 2012, long-term bank borrowings of the Company and its subsidiaries bore interest rates from 0.54% to 7.05% (2011: 0.51% to 8.65%) per annum.

As of 31 December 2012, the borrowings for the operations in Singapore were all long-term bank borrowings at total amount of RMB14.929 billion, including borrowings denominated in Singapore dollar of S$2.930 billion with interest rates from 2.15% to 4.25% per annum, and borrowings denominated in U.S. dollar of US$3 million with interest rate of 2.74% per annum.

The Company completed the issuance of unsecured long-term bonds on 6 January 2012 at principal amount of RMB5 billion and nominal annual interest rate of 5.24%. The bonds were denominated in RMB, issued at par value, and would mature in three years from issuance.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.4	Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders’ meeting), the Company expects to pay a cash dividend of RMB2,952 million for 2012.

2.5	Maturity profile of loans

(RMB billion)
Maturity Profile	2013	2014	2015	2016	2017

Principal proposed to be repaid	71.949	19.591	12.914	10.039	10.431

Interest proposed to be repaid	6.708	4.706	3.387	3.031	2.514

Total	78.657	24.297	16.301	13.070	12.945

Note:	The amount of the principal to be repaid in 2013 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

C.	COMPANY’S LONG-TERM DEVELOPMENT STRATEGY AND PLANNING

It is set forth in the strategic development plan of the Company that by 2015, it strives to have a controlled generation capacity of 80,000MW. The Company will continue improving the synergies among its controlled power, coal, port and transportation facilities and make efforts to develop into an internationally leading public power generation company with advanced technologies, outstanding management expertise, optimized operating structure and strong profitability focusing on both coal-fired and clean energy based power generation. By 31 December 2012, the Company had controlled installed generation capacity of 62,756MW, of which 8.62% was generated by clean energies. The equity-based generating capacity was 56,572MW of which 10.60% was generated by clean energies. The Company will accelerate its on-going evolvement towards refined development pattern, further improve regional distribution, make intensified efforts for structural adjustment, strengthen clean energy investment and presence, effectively promote synergies among industries, and strive to achieve its planned objectives.

D.	TREND INFORMATION

A report released by the China Electricity Council in late February 2013 presents that the GDP in the PRC is expected to increase by 7.5% to 9.0% in 2013. Total power generation capacity is expected to reach 1.23 billion KW while the newly installed generation capacity is expected to reach 87 million KW. The utilization hours of power generation equipment in the PRC is expected to reach 4,700 to 4,800 hours, in which the utilization hours of coal-fired equipment will reach 5,050 to 5,150 hours. The power supply and demand will be generally balanced throughout the country and power supply in northeast and northwest regions is expected to be abundant. Considering the uncertainty caused by high temperature and source of water, a generally tight power supply is expected to occur in some provinces in Eastern and Northern China due to spanned channel capacity constraints, some units’ shutting down for the denitration transformation, tight natural gas supply and other factors.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003.In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company held 25% equity interest in both of these companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. As at 31 December 2012, the Company held 240 million shares of Shenzhen Energy. These investments brought a profit of RMB190 million for the Company for the year ended 31 December 2012 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as at 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB230 million for the year ended 31 December 2012 under IFRS. This investment is expected to provide steady returns to the Company.

F.	EMPLOYEE BENEFITS

As of 31 December 2012, the Company and its subsidiaries had 36,326 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and skills. These programs enhanced comprehensive skills of the employees.

G.	GUARANTEES AND PLEDGES ON LOANS AND RESTRICTED ASSETS

As of 31 December 2012, the Company provided guarantee for Tuas Power’s long-term bank borrowings of approximately RMB14.896 billion, and provided guarantee for Shanghai Time Shipping Co., Ltd.’s long-term borrowings of approximately RMB6 million.

As of 31 December 2012, the details of secured loans of the Company and its subsidiaries were as follows:

1.
The Company pledged certain accounts receivable for certain short-term loans borrowed in 2012. As of 31 December 2012, the balance of the secured loans was RMB6.250 billion, and the pledged account receivables were approximately RMB6.319 billion.

2.	As of 31 December 2012, a short-term bank loan of RMB0.27 billion was secured by the electricity tariff collection right of the subsidiaries of the Company.

3.	As of 31 December 2012, secured short-term loans of RMB21 million represented the discounted notes receivable with recourse of the Company and its subsidiaries.

4.	As of 31 December 2012, a long-term loan of RMB97 million of the Company and its subsidiaries was secured by territorial waters use right with net book value of RMB84.40 million.

5.	As of 31 December 2012, a long-term loan of RMB149 million of the Company and its subsidiaries was secured by certain property, plant and equipment of the Company and its subsidiaries.

6.	As of 31 December 2012, a long-term loan of RMB12.358 billion of the Company and its subsidiaries was secured by tariff collection right.

7.	As of 31 December 2012, a long-term loan of RMB15.48 million of a subsidiary of the Company was secured by the current and future assets of the subsidiary.

8.	As of 31 December 2012, notes receivable of the Company and its subsidiaries of approximately RMB3 million was secured to a bank as collateral against notes payable of RMB2 million.

As of 31 December 2012, restricted bank deposits were RMB119 million.

H.	PROVISIONS

In 2012, a provision of RMB157 million was made due to a legal claim by a vendor of the Company’s subsidiary. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as at 31 December 2012.

I.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING ESTIMATE

For the significant changes in accounting policies of the Company for the year ended 31 December 2012, see Note 2 to the Financial Information extracted from Financial Statements prepared in accordance with IFRS.

In order to present a fairer and more appropriate view of the financial position and operating results of the Company and its subsidiaries where the depreciation period of each property, plant and equipment is aligned with its actual useful life, the Company and its subsidiaries revised its accounting estimates on the useful lives and residual values of property, plant and equipment not fully depreciated in the PRC in accordance with IFRS, based on the technical assessment report prepared by the Company’s internal engineers and technicians, as well as the accounting estimation adopted by other major Chinese companies in the power industry. The Company obtained the approval in April 2012 in the Company's eighth meeting of the Seventh Session of the Board of Directors, and adopted the change from 1 January 2012. The changes in estimates increased the consolidated profit before income tax expense of the Company and its subsidiaries by approximately RMB1.1 billion for 2012, will increase the consolidated profit before income tax expense of the Company and its subsidiaries by approximately RMB0.9 billion, RMB0.6 billion, RMB0.5 billion and RMB0.6 billion for 2013, 2014, 2015 and 2016, respectively and will decrease the consolidated profit before income tax expense of the Company and its subsidiaries by approximately RMB6.1 billion for 2017 and the years thereafter.

J.	IMPAIRMENT SENSITIVITY ANALYSIS

1.	Goodwill impairment

Separately recognized goodwill is tested for impairment by the Company and its subsidiaries at the end of each year. In 2012, based on the impairment tests, except for the goodwill arising from acquisition of Pingliang Power Company of RMB108 million, no goodwill was impaired. Due to the expected continuous lower utilization of Pingliang Power Company, full impairment of related goodwill was provided based on the result of impairment test.

For goodwill allocated to CGUs in PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As of 31 December 2012, if tariff had decreased by 1% or 5% from estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB595 million and RMB1,757 million, respectively. If fuel price had increased by 1% or 5% from the estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB374 million and RMB1,734 million, respectively.

2.	Property, plant and equipment impairment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists.

Changes of assumptions in tariff and fuel price will affect the impairment assessments result of property, plant and equipment. As of 31 December 2012, if tariff had decreased by 1% or 5% from estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB277 million and RMB2,885 million, respectively. If fuel price had increased by 1% or 5% from the estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB205 million and RMB1,710 million, respectively.

K.	RISK FACTORS

1.	Risks relating to power market

The central economic work conference held at the end of 2012 and the national people’s congress held in March 2013 set down the target of 7.5% for China’s GDP growth in 2013. The macro-economic conditions in 2013 are subject to significant uncertainties, while economic structure and development pattern are under on-going adjustment in China. It is forecast by China Electricity Council that power consumption nationwide will increase by 6.5% to 8.5% and the demand and supply of power will be generally balanced throughout the country. The utilization of power generation equipment in China are expected to reach 4,700 to 4,800 hours in 2013, including 5,050 to 5,150 utilization hours of coal-fired generation equipment.

In 2013, most of the Company’s newly installed capacities are located in the coastal and river adjacent provinces and cities in southeast China which had experienced high growth of power consumption in the early stage of economic development in China. With industry transfer and upgrade, the power consumption in these regions may grow at a rate lower than the national rate, which could have adverse impact on the growth of power generation of the Company. The Company is also presented with the arduous task of denitrification upgrade for generation units required under the environment protection responsibility statement, which may bring certain risk to the growth of power generation of the Company.

The Company will further its efforts to alert and control market risks, make strengthened analysis and study of the conditions and policies of power market, design flexible marketing strategies to respond effectively to market demand, take initiatives to develop market and implement relevant government policies, and leverage its strengths on energy saving and environment protection to increase equipment utilization hours and mitigate operational risks.

2.	Risks relating to coal supply market

In 2013, the coal price is expected to remain generally stable and coal supply will continue to be relatively sufficient. The coal price may experience slight fluctuation in certain regions and during certain period but no significant increase or drop of coal price is expected to occur in 2013. With implementation of a unified coal pricing system, the coal purchase key contracts are cancelled, and the coal purchased by the Company based on water transportation are contractually priced based on Bohai-Rim Steam-Coal Price Index. The Company has maintained high proportion of imported coal in its total coal purchase, the purchase price of which is subject to uncertainty impacted by the coal demand-supply condition at international market and the climate in coal-producing countries. The Company will make continuing adjustment of purchase structure in response to market changes, improve coal import practices, refine pricing strategies promptly, and strive to control fuels costs by thorough and improved fuel management.

3.	Risks relating to environment protection requirements

The changes of environment protection policies remain as the major policy related risk of the Company in 2013. The 12th Five-Year Plan of Energy Saving and Emission Reduction issued by the State Council, as well as the complementary policies from the National Development and Reform Commission and the Department of Environment Protection, sets forth higher requirements for emission and generation of green power by coal-fired power plants. The Company is continually reinforcing its efforts as planned to make technical renovation of existing generation units, including denitrification revocation of coal-fired generating units on yearly basis and upgrade of dust removing devices on certain coal-fired generating units. The Company is also moving towards increasing the proportion of clean energy and high-performance, high-capacity and high-efficiency coal-fired generating units in its total generation capacities. The Company is making active efforts to leverage the preferential policies granted to power generators for energy saving and emission reduction renovation, and upgrade and renovation of coal-fired generating units, as well as the policies promoting large and discouraging small generating units, and strives to improve environment protection performance and achieve clean development by way of structural adjustment, upgrade and renovation efforts, and strengthened management.

4.	Risks relating to capital market

The interest bearing debts of the Company are mostly denominated in RMB. The interest rates applicable to outstanding RMB loan agreements of the Company are subject to the changes of the benchmark lending interest rates of the PBOC, while the interest rates applicable to the loan agreements newly made by the Company will be determined based on the benchmark lending interest rates of the PBOC, and therefore the changes of the benchmark lending interest rates of PBOC will have direct effect on the Company’s borrowing costs. The Company will keep close watch of market changes, make appropriate funding arrangements, explore new funding opportunities, and make efforts to control financing costs while satisfying funding needs.

SHARE CAPITAL STRUCTURE

As at 31 December 2012, the entire issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company while Huaneng Group held 1,561,371,213 shares, representing 11.11% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,871,966,669 shares, representing 27.55% of the total issued share capital.

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB29.328 billion paid.

The Company’s articles of association clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on condition that the Company’s cash flow can satisfy the Company’s normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statement.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy, keep increasing its profitability and achieve continuous growth of return on equity.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits in the financial statements prepared under the PRC Accounting Standards and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.21 (inclusive of tax) for each share to all shareholders for the year 2012. All dividend will be paid after the shareholders’ approval is obtained at the annual general meeting of the Company.

In accordance with the Corporate Income Tax Law of the PRC and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay corporate income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. Any H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, corporate income tax shall be withheld from dividends payable to such shareholder(s).

As the Company has not yet confirmed the date for convening the 2012 annual general meeting, or the record date(s) or the period(s) for closure of register for determining eligibility to attend and vote at the 2012 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2012 annual general meeting, such notice is expected to be issued to shareholders in April 2013.

The Company shall comply with the relevant rules and regulations to withhold and pay corporate income tax on behalf of the relevant shareholders based on the register of members of the Company as of the record date.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell any shares or other securities of the Company and did not purchase or redeem any shares or other securities of the Company in 2012.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company and its subsidiaries for year 2012 were China Shenhua Energy Company Limited, China Coal Energy Company Limited, Shanxi Yangquan Coal Industry Group Company, Chongqing Energy Energy Investment Group Limited and Gansu Province Huating Coal Co., Ltd. respectively. The total purchase from them amounted to approximately RMB12.3 billion, representing approximately 15% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customers. The five major customers of the Company and its subsidiaries for the year 2012 were Shandong Electric Power Corporation, Jiangsu Electric Power Company, Singapore Energy Market Company Pte. Ltd., Zhejiang Electric Power Corporation and Shanghai Electric Power Corporation. The five customers accounted for approximately 48% of the operating revenue for the year while the largest customer (Shandong Electric Power Corporation) accounted for approximately 12% of the operating revenue.

None of the directors, supervisors and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interests in the five major suppliers and customers of the Company mentioned above in 2012.

COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company, HIPDC (direct controlling shareholder) and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and HIPDC have already entrusted the Company to manage certain of their power plants.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it will take approximately 5 years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

Currently, the Company has 15 directors and only four of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

DIRECTORS OF THE COMPANY

The Directors of the Company in 2012 were:

Cao Peixi	Chairman	Appointed on 17 May 2011
Huang Long	Vice Chairman	Appointed on 17 May 2011
Li Shiqi	Director	Appointed on 17 May 2011
Huang Jian	Director	Appointed on 17 May 2011
Liu Guoyue	Director	Appointed on 17 May 2011
Fan Xiaxia	Director	Appointed on 17 May 2011
Shan Qunying	Director	Appointed on 17 May 2011
Guo Hongbo*	Director	Appointed on 21 February 2012
Xu Zujian	Director	Appointed on 17 May 2011
Xie Rongxing*	Director	Appointed on 12 June 2012
Shao Shiwei	Independent Director	Appointed on 17 May 2011
Wu Liansheng	Independent Director	Appointed on 17 May 2011
Li Zhensheng	Independent Director	Appointed on 17 May 2011
Qi Yudong	Independent Director	Appointed on 17 May 2011
Zhang Shouwen	Independent Director	Appointed on 17 May 2011

*
On 21 February 2012, Mr. Guo Hongbo was appointed a director of the Company on resignation of Mr. Liu Shuyuan. On 12 June 2012, Mr. Xie Rongxing was appointed a director of the Company on resignation of Mr. Huang Mingyuan.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is no less exacting than these set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2012.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2012, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2012, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2012, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

INDEPENDENT DIRECTORS’ CONFIRMATIONS OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen has signed a confirmation letter by independent non-executive directors for 2012 on 18 March 2013 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2012:

Names of shareholders	No. of Shares held as at the year end	Percentage of Shareholding (%)

Huaneng International Power Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited	2,784,182,829	19.81
China Huaneng Group	1,561,371,213	11.11
Hebei Construction & Investment Group Co., Ltd.	603,000,000	4.29
China Hua Neng Group Hong Kong Limited	472,000,000	3.36
Liaoning Energy Investment (Group) Limited Liability Company	422,679,939	3.01
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.96
Fujian Investment Development (Group) Co., Ltd.	369,499,900	2.63
Dalian Municipal Construction Investment Company Limited	301,500,000	2.15
HSBC Nominees (Hong Kong) Limited	275,267,640	1.96

REMUNERATION POLICY

In accordance with the overall development strategy of the Company, the Company has formulated remuneration management system including the “Provisional Regulations on Remuneration Management”. Employees’ salaries are calculated with reference to the complexity of their jobs, the responsibilities they have to carry and their job performance. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Basic salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 35% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the operating results of the Company, the performance of the Directors, Supervisors and senior management. It accounts for about 53% of the total remuneration.

(3)	Pension

The Directors, Supervisors and senior management enjoy various social insurances established by the Company, including basic pension insurance, corporate annuity and housing fund. This pension contribution accounts for about 12% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses to the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

STAFF WELFARE QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses in the period during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and two extraordinary general meetings.

1.	The Company’s annual general meeting was held on 12 June 2012. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 13 June 2012.

2.
The Company’s first extraordinary general meeting of 2012 was held on 21 February 2012. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 22 February 2012.

MAJOR EVENTS

1.
On 21 November 2012, the Company entered into an Equity Transfer and Capital Increase Agreement with Luoyang Ruiyang Cogeneration Company Limited (“Target Company”), whereby the Company agreed to acquire 60% equity interests in the Target Company at a consideration of RMB180 million and make a capital contribution of RMB300 million to the Target Company. Upon completion of the above transaction, the Company will hold 80% equity interests in the Target Company. The transaction is expected to complete before June 2013.

The Target Company is a project company which plan to set up 2 x 350 MW supercritical cogeneration generating units and will commence operation by the end of 2014. The acquisition of the project company is in line with the cogeneration development of the Company. The project is situated in an area surrounded by excessive demands for heat and warm supply with high electricity consumption, where Luoyang government intends to encourage continuing expansion. The acquisition of the Target Company will facilitate the Company to participate as a forerunner and capture the earliest opportunity in the market. Nevertheless, the project earning is sensitive to coal-fired price and the project may suffer loss if there is a surge in fuel price.

2.
Due to work requirement, Mr. Liu Shuyuan (Director) tendered his resignation report to the Board of Director on 13 December 2011. On 21 February 2012, Mr. Guo Hongbo was appointed as a director of the seventh session of the Board of Director and Mr. Liu Shuyuan resigned as a director officially.

Due to work requirement, Ms. Huang Mingyuan (Director) tended her resignation report to the Board of Directors on 18 May 2012. On 12 June 2012, Mr. Xie Rongxing was appointed as a director of the seventh session of the Board of Directors and Ms. Huang Mingyuan resigned as a director officially.

3.
Due to work requirement, Mr. Gu Biquan (Secretary to the Board of Directors) tendered his resignation report resigning his duties as Secretary to the Board of Directors on 2 March 2012. On 3 May 2012, Mr. Du Daming acted as the Secretary to the Board of Directors and Mr. Gu Biquan resigned officially.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Code of Corporate Governance Practices (for period from 1 January 2012 to 31 March 2012) and Corporate Governance Code (for the period from 1 April 2012 to 31 December 2012) as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2012, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATION

During the reporting period, the Company made a donation of RMB5.35 million.

LEGAL PROCEEDINGS

On 31 December 2002, a subsidiary of the Company made a provision of RMB157 million in relation to a legal claim which was instituted by a supplier of such subsidiary. It is anticipated that the outcome of such legal claim will not give rise to any significant loss beyond the amount provided as at 31 December 2012. Save as disclosed herein, As at 31 December 2012, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

As the Company has not yet confirmed the date for convening the 2012 annual general meeting, or the record date(s) or the period(s) for closure of register for determining eligibility to attend and vote at the 2012 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2012 annual general meeting, such notice is expected to be issued to shareholders in April 2013.

AUDITORS

Upon approval at the 2011 annual general meeting, KPMG and KPMG Huazhen (Special General Partnership) were appointed as the Company’s international and PRC auditors respectively for the year 2012.

The Board has resolved to continue to appoint KPMG and KPMG Huazhen (Special General Partnership) as the international and PRC auditors of the Company for the year 2013, respectively, with the proposal of the Audit Committee respectively, where such proposal is subject to the approval by the Shareholders at the 2012 annual general meeting.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2012 annual results is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website (http://www.hpi.com.cn and
http://www.hpi-ir.com.hk). The 2012 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

DOCUMENTS FOR INSPECTION

The Company’s annual reports (for A shares and H shares, respectively) for the year 2012 will be published in April 2013 in Beijing and Hong Kong respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing                   Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6322 6999
Fax: (8610) 6322 6666

Hong Kong           Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

By Order of the Board Cao Peixi Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
20 March 2013

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2012
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2012	2011

Operating revenue	3	133,966,659	133,420,769
Tax and levies on operations		(672,040)	(484,019)

Operating expenses
Fuel		(82,355,449)	(90,546,192)
Maintenance		(2,846,521)	(2,528,850)
Depreciation		(11,032,748)	(11,866,705)
Labor		(5,112,484)	(4,621,667)
Service fees on transmission and transformer
facilities of HIPDC		(140,771)	(140,771)
Purchase of electricity		(7,101,878)	(8,613,264)
Others		(7,747,828)	(5,871,699)

Total operating expenses		(116,337,679)	(124,189,148)

Profit from operations		16,956,940	8,747,602

Interest income		175,402	166,183
Financial expenses, net
Interest expense		(8,897,097)	(7,736,186)
Exchange (loss)/gain and bank charges, net		(166,778)	76,474

Total financial expenses, net		(9,063,875)	(7,659,712)

Share of profits of associates/
jointly controlled entities	4	622,358	703,561
Loss on fair value changes of financial
assets/liabilities		(1,171)	(727)
Other investment income		187,131	93,460

Profit before income tax expense		8,876,785	2,050,367

Income tax expense	5	(2,510,370)	(868,927)

Net profit		6,366,415	1,181,440

		For the year ended 31 December
	Note	2012	2011

Other comprehensive income/(loss),
net of tax
Fair value changes of available-for-sale
financial asset		98,516	(233,738)
Share of other comprehensive
income/(loss) of investees accounted
under the equity method of accounting		30,070	(44,928)
Effective portion of cash flow hedges		(325,375)	(409,377)
Translation differences of the financial
statements of foreign operations		536,231	(665,745)

Other comprehensive income/(loss),
net of tax		339,442	(1,353,788)

Total comprehensive income/(loss)		6,705,857	(172,348)

Net profit attributable to:
– Equity holders of the Company		5,512,454	1,180,512
– Non-controlling interests		853,961	928

		6,366,415	1,181,440

Total comprehensive income/(loss)
attributable to:
– Equity holders of the Company		5,850,701	(171,909)
– Non-controlling interests		855,156	(439)

		6,705,857	(172,348)

Earnings per share attributable to
the equity holders of the Company
(expressed in RMB per share)
– Basic and diluted	11	0.39	0.08

Dividends paid	8	702,867	2,807,084

Proposed dividend	8	2,951,631	702,769

Proposed dividend per share
(expressed in RMB per share)	8	0.21	0.05

BALANCE SHEETS
AS AT 31 DECEMBER 2012
(Amounts expressed in thousands of RMB)

		The Company and its subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2012	2011	2012	2011

ASSETS

Non-current assets
Property, plant and equipment		177,013,627	177,968,001	64,815,452	65,881,795
Investments in associates/
jointly controlled entities		14,596,771	13,588,012	11,915,374	11,455,300
Investments in subsidiaries		–	–	39,284,115	39,626,131
Loans to subsidiaries		–	–	1,400,000	1,600,000
Available-for-sale financial assets		3,052,822	2,301,167	3,040,709	2,289,054
Land use rights		4,297,183	4,341,574	1,497,255	1,481,362
Power generation licence		4,084,506	3,904,056	–	–
Mining rights		1,922,655	1,922,655	–	–
Deferred income tax assets		532,387	526,399	860,779	456,322
Derivative financial assets		13,723	16,389	–	–
Goodwill		14,417,543	13,890,179	108,938	108,938
Other non-current assets		3,082,894	2,540,104	219,887	206,654

Total non-current assets		223,014,111	220,998,536	123,142,509	123,105,556

Current assets
Inventories		7,022,384	7,525,621	2,488,249	2,698,251
Other receivables and assets		2,990,395	4,600,250	2,405,140	2,402,715
Accounts receivable	6	15,299,964	15,377,843	6,622,889	6,768,208
Trading securities		93,753	96,154	–	–
Loans to subsidiaries		–	–	26,141,786	21,414,900
Derivative financial assets		55,268	147,455	–	–
Bank balances and cash		10,624,497	8,670,015	4,613,008	2,573,365

Total current assets		36,086,261	36,417,338	42,271,072	35,857,439

Total assets		259,100,372	257,415,874	165,413,581	158,962,995

		The Company and its subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2012	2011	2012	2011

EQUITY AND LIABILITIES

Capital and reserves
attributable to equity
holders of the Company
Share capital		14,055,383	14,055,383	14,055,383	14,055,383
Capital surplus		17,719,077	17,816,495	18,307,065	18,108,742
Surplus reserves	7	7,085,454	7,013,849	7,085,454	7,013,849
Currency translation differences		(35,937)	(570,973)	–	–
Retained earnings
– Proposed dividend		2,951,631	702,769	2,951,631	702,769
– Others		14,354,526	11,865,406	9,170,474	8,559,733

		56,130,134	50,882,929	51,570,007	48,440,476

Non-controlling interests		9,830,208	8,674,824	–	–

Total equity		65,960,342	59,557,753	51,570,007	48,440,476

Non-current liabilities
Long-term loans		72,564,824	79,844,872	22,182,258	28,329,926
Long-term bonds		22,884,688	17,854,919	22,884,688	17,854,919
Deferred income tax liabilities		2,011,729	1,993,155	–	–
Derivative financial liabilities		837,005	578,198	210,137	202,333
Other non-current liabilities		1,247,464	989,357	713,694	605,594

Total non-current liabilities		99,545,710	101,260,501	45,990,777	46,992,772

Current liabilities
Accounts payable and
other liabilities	9	19,992,901	25,767,999	8,057,585	9,704,531
Taxes payables		1,275,430	1,018,541	562,973	316,179
Dividends payable		70,839	167,643	–	–
Salary and welfare payables		217,967	230,283	64,039	74,683
Derivative financial liabilities		88,641	35,549	–	–
Short-term bonds		35,449,763	10,262,042	35,449,763	10,262,042
Short-term loans		27,442,076	43,979,200	19,633,871	32,490,611
Current portion of
long-term loans		9,056,703	14,140,270	4,084,566	9,685,608
Current portion of
long-term bonds		–	996,093	–	996,093

Total current liabilities		93,594,320	96,597,620	67,852,797	63,529,747

Total liabilities		193,140,030	197,858,121	113,843,574	110,522,519

Total equity and liabilities		259,100,372	257,415,874	165,413,581	158,962,995

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM
FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.	Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, trading securities and derivative financial assets and liabilities.

As at and for the year ended 31 December 2012, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 31 December 2012, the Company and its subsidiaries have a negative working capital balance of approximately RMB57.5 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries are expected to refinance and/or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

2.	Principal Accounting Policies

The accounting policies have been consistently applied to all the years presented, unless otherwise stated.

The following new standards and amendments to standards are adopted for the first time to the financial year beginning 1 January 2012.

•
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendment was a result of amendment on disclosure requirements of transfers of financial assets released in October 2010 (effective for financial year beginning 1 July 2011). The amendments clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Company and its subsidiaries. The Company and its subsidiaries adopted the amendment from 1 January 2012. The amendment had no material impact on the consolidated financial statements of the Company.

3	Revenue and Segment Information

Revenues recognized during the year are as follows:

	For the year ended
	31 December

	2012	2011

Sales of power and heat	131,936,955	131,225,050
Sales of coal	651,551	972,317
Port service	330,518	319,388
Transportation service	101,205	104,253
Others	946,430	799,761

Total	133,966,659	133,420,769

Directors and certain senior management of the Company perform the function as chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) in related periods excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.
(Under PRC GAAP)

	PRC power	Singapore	All other
	segment	segment	segments	Total

For the year ended 31 December 2012
Total revenue	113,685,824	19,841,166	614,688	134,141,678
Inter-segment revenue	–	–	(175,019)	(175,019)

Revenue from external customers	113,685,824	19,841,166	439,669	133,966,659

Segment results	8,391,022	1,242,808	(51,308)	9,582,522

Interest income	104,777	70,047	578	175,402
Interest expense	(8,006,824)	(481,124)	(126,882)	(8,614,830)
Depreciation and amortization	(10,280,131)	(619,823)	(147,239)	(11,047,193)
Net (loss)/gain on disposal of property,
plant and equipment	(261,564)	46	8,777	(252,741)
Share of profits of associates/jointly
controlled entities	608,958	–	(102,887)	506,071

Income tax expense	(2,350,097)	(212,188)	(12,525)	(2,574,810)

For the year ended 31 December 2011
Total revenue	111,618,962	21,366,067	691,110	133,676,139
Inter-segment revenue	–	–	(255,370)	(255,370)

Revenue from external customers	111,618,962	21,366,067	435,740	133,420,769

Segment results	622,256	1,579,205	29,544	2,231,005

Interest income	88,498	77,043	642	166,183
Interest expense	(6,852,893)	(475,848)	(100,489)	(7,429,230)
Depreciation and amortization	(11,114,793)	(611,041)	(141,242)	(11,867,076)
Net (loss)/gain on disposal of property,
plant and equipment	(3,380)	8,531	937	6,088
Share of profits of associates/jointly
controlled entities	552,225	–	26,298	578,523
Income tax expense	(666,424)	(308,254)	(9,206)	(983,884)

	PRC power	Singapore	All other
	segment	segment	segments	Total

31 December 2012
Segment assets	210,014,318	32,283,757	9,225,290	251,523,365

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	30,557,482	2,396,858	1,261,944	34,216,284
Investments in associates	10,449,684	–	914,600	11,364,284
Investments in jointly
controlled entities	640,000	–	1,056,637	1,696,637
Segment liabilities	(160,960,185)	(17,872,738)	(4,060,893)	(182,893,816)

31 December 2011
Segment assets	210,274,298	30,791,094	8,707,163	249,772,555

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	33,535,107	3,449,725	3,865,074	40,849,906
Investments in associates	9,851,537	–	1,018,397	10,869,934
Investments in jointly
controlled entities	160,000	–	1,084,073	1,244,073
Segment liabilities	(166,068,006)	(17,526,440)	(3,332,315)	(186,926,761)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2012	2011

Revenue from external customers (PRC GAAP)	133,966,659	133,420,769
Reconciling item:
Impact of IFRS adjustment*	–	–

Operating revenue per consolidated statement
of comprehensive income	133,966,659	133,420,769

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2012	2011

Segment results (PRC GAAP)	9,582,522	2,231,005
Reconciling items:
Loss related to the headquarters	(466,430)	(129,683)
Investment income from China Huaneng
Finance Co., Ltd. (“Huaneng Finance”)	124,092	81,939
Dividend income of available-for-sale
financial assets	187,080	164,881
Impact of IFRS adjustments*	(550,479)	(297,775)

Profit before income tax expense per consolidated
statement of comprehensive income	8,876,785	2,050,367

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2012	2011

Total segment assets (PRC GAAP)	251,523,365	249,772,555
Reconciling items:
Investment in Huaneng Finance	1,257,181	1,178,633
Deferred income tax assets	672,840	710,571
Prepaid income tax	14,850	101,959
Available-for-sale financial assets	3,102,822	2,351,167
Corporate assets	290,811	250,509
Impact of IFRS adjustments*	2,238,503	3,050,480

Total assets per consolidated balance sheet	259,100,372	257,415,874

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2012	2011

Total segment liabilities (PRC GAAP)	(182,893,816)	(186,926,761)
Reconciling items:
Current income tax liabilities	(788,624)	(503,252)
Deferred income tax liabilities	(1,776,203)	(1,736,907)
Corporate liabilities	(6,484,987)	(7,038,611)
Impact of IFRS adjustments*	(1,196,400)	(1,652,590)

Total liabilities per consolidated balance sheet	(193,140,030)	(197,858,121)

Other material items:

			Investment
			income from	Impact of
	Reportable		Huaneng	IFRS
	segment total	Headquarters	Finance	adjustments*	Total

For the year ended 31 December 2012
Interest expense	(8,614,830)	(282,267)	–	–	(8,897,097)
Depreciation and amortization	(11,047,193)	(42,749)	–	(166,468)	(11,256,410)
Share of profits of associates/jointly
controlled entities	506,071	–	124,092	(7,805)	622,358
Income tax expense	(2,574,810)	–	–	64,440	(2,510,370)

For the year ended 31 December 2011
Interest expense	(7,429,230)	(306,956)	–	–	(7,736,186)
Depreciation and amortization	(11,867,076)	(33,017)	–	(179,457)	(12,079,550)
Share of profits of associates/jointly
controlled entities	578,523	–	81,939	43,099	703,561
Income tax expense	(983,884)	–	–	114,957	(868,927)

*
The GAAP adjustments above primarily represented the classification adjustments and other adjustments. The GAAP adjustments other than classification adjustments were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2012	2011

PRC	114,125,493	112,054,702
Singapore	19,841,166	21,366,067

Total	133,966,659	133,420,769

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2012	2011

PRC	192,281,707	193,794,549
Singapore	26,459,701	23,618,372

Total	218,741,408	217,412,921

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2012		2011
	Amount	Proportion	Amount	Proportion

Shandong Electric
Power Corporation
(“Shandong Power”)	16,492,367	12%	15,151,313	11%
Jiangsu Electric
Power Company	16,289,628	12%	16,121,843	12%

4	Share of Profit of Associates/Jointly Controlled Entities

	For the year ended 31 December
	2012	2011

Share of profits before income tax expense	809,509	957,843
Share of income tax expense	(187,151)	(254,282)

	622,358	703,561

5	Income Tax Expense

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2011: nil).

Income tax expense comprised:

	For the year ended 31 December
	2012	2011

Current income tax expense	2,659,038	829,458
Deferred income tax	(148,668)	39,469

	2,510,370	868,927

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2012	2011

Notional tax on profit before income tax expense,
calculated at the applicable income tax rates
in the countries concerned	24.28%	18.43%
Effect of tax loss not recognized	3.28%	22.67%
Effect of the tax rate differential on deferred
income tax balance	–	0.41%
Effect of non-taxable income	(1.95%)	(9.78%)
Effect of non-deductible expenses	2.67%	10.70%
Others	–	(0.05%)

Effective tax rate	28.28%	42.38%

Effective from 1 January 2008, under the Corporate Income Tax Law of PRC which was passed by the National People’s Congress on 16 March 2007, the PRC’s statutory income tax rate is 25%. The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] 33, starting from 1 January 2008, the Company and its branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

The income tax rate applicable to Singapore subsidiaries is 17% (2011: 17%).

6	Accounts Receivable

Accounts receivable comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2012	2011	2012	2011

Accounts receivable	14,953,794	14,838,513	6,581,604	6,542,467
Notes receivable	357,589	563,363	41,285	225,741

15,311,383	15,401,876	6,622,889	6,768,208
Less: provision for
doubtful accounts	(11,419)	(24,033)	–	–

	15,299,964	15,377,843	6,622,889	6,768,208

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivables.

As at 31 December 2012, accounts receivable of the Company and its subsidiaries of approximately RMB6,319 million (2011: RMB2,771 million) was secured to a bank as collateral against short-term loans of RMB6,250 million (2011: RMB2,490 million).

As at 31 December 2012, notes receivable of the Company and its subsidiaries of approximately RMB3 million (2011: RMB15 million) was secured to a bank as collateral against notes payable of RMB2 million (2011: RMB11 million).

Ageing analysis of accounts receivable was as follows:

	The Company and
	its subsidiaries		The Company
	As at 31 December		As at 31 December
	2012	2011	2012	2011

Within 1 year	15,236,883	15,335,719	6,622,882	6,728,201
Between 1 to 2 years	49,693	40,158	2	40,007
Between 2 to 3 years	12,951	219	5	–
Over 3 years	11,856	25,780	–	–

	15,311,383	15,401,876	6,622,889	6,768,208

As at 31 December 2012, the maturity period of the notes receivable ranged from 1 to 6 months (2011: from 1 to 6 months).

7	Surplus Reserves

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital.

As the statutory surplus reserve has exceeded 50% of the registered share capital, there is no appropriation of statutory surplus reserve in 2012 (2011: RMB127 million).

According to the Company’s articles of association and board resolutions on 20 March 2012, the Company intends to appropriate 10% of net profit for the year ended 31 December 2011 attributable the Company’s shareholders under PRC GAAP to the statutory surplus reserve, amounting to RMB127 million, of which RMB72 million is subject to the approval of the shareholders at the annual general meeting. Therefore, only RMB55 million of the aforementioned appropriation of statutory surplus reserve is recorded for the year ended 31 December 2011.

On 12 June 2012, upon the approval from the annual general meeting of the shareholders, the Company appropriated RMB72 million to the statutory surplus reserve. Such appropriation was recorded in the consolidated financial statements for the year ended 31 December 2012.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2011 and 2012, no provision was made to the discretionary surplus reserve.

According to the articles of association, distributable profit of the Company is derived based on the lower of amounts determined in accordance with (a) PRC GAAP and (b) IFRS. The amount of distributable profit resulting from the current year operation for the year ended 31 December 2012 was approximately RMB5.51 billion (2011: RMB1.13 billion). The cumulative balance of distributable profit as at 31 December 2012 was approximately RMB17.306 billion (2011: RMB12.372 billion).

8	Dividends

On 19 March 2013, the Board of Directors proposed a cash dividend of RMB0.21 per share, totaling approximately RMB2,952 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending 31 December 2013.

On 12 June 2012, upon the approval from the annual general meeting of the shareholders, the Company declared 2011 final dividend of RMB0.05 (2010 final: RMB0.20) per ordinary share, which totaled approximately RMB703 million (2010 final: RMB2,807 million).

9	Accounts Payable and Other Liabilities

Accounts payable and other liabilities comprised:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2012	2011	2012	2011

Accounts and notes payable	7,354,260	9,122,537	2,979,284	3,718,398
Amounts received in advance	990,355	950,321	906,334	896,358
Payables to contractors
for construction	7,692,036	10,669,533	2,396,375	2,951,509
Other payables to contractors	832,889	1,615,101	187,177	658,207
Consideration payables
for acquisitions	11,136	155,903	11,136	155,903
Accrued interests	897,839	687,427	674,303	466,054
Accrued pollutants
discharge fees	87,071	94,705	31,139	42,031
Accrued water-resources fees	17,299	18,950	7,517	3,655
Accrued service fee
of intermediaries	33,992	49,014	33,905	48,812
Capacity quota payables	39,935	361,440	–	–
Security deposits	94,611	72,020	–	–
Provisions	157,263	–	–	–
Others	1,784,215	1,971,048	830,415	763,604

Total	19,992,901	25,767,999	8,057,585	9,704,531

The ageing analysis of accounts and notes payable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2012	2011	2012	2011

Accounts and notes payable
Within 1 year	7,287,106	9,018,743	2,962,215	3,703,216
Between 1 to 2 years	51,847	83,275	15,355	13,478
Over 2 years	15,307	20,519	1,714	1,704

Total	7,354,260	9,122,537	2,979,284	3,718,398

10	Additional financial information on balance sheets

As at 31 December 2012, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB57,508 million (2011: RMB60,180 million) and total assets less current liabilities were approximately RMB165,506 million (2011: RMB160,818 million).

11	Earnings per Share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2012	2011

Consolidated net profit attributable
to equity holders of the Company	5,512,454	1,180,512
Weighted average number of the Company’s
outstanding ordinary shares	14,055,383	14,055,383

Basic and diluted earnings per share (RMB)	0.39	0.08

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2012 and 2011.

12	Material Business Combinations

2012 Business Combinations

There was no material business combination in 2012.

2011 Business Combinations

In January 2011, the Company acquired 100% equity interest of Diandong Energy, 100% equity interest of Diandong Yuwang, 58.30% equity interest of Luoyuanwan Pier, 60.25% equity interest of Luoyuanwan Harbour and 73.46% equity interest of Ludao Pier from Shandong Power, and 39.75% equity interest of Luoyuanwan Harbour from Shandong Luneng Development Group Company Limited (“Luneng Development”). Both Shandong Power and Luneng Development are government-related enterprises.

The aggregate cash considerations of the above acquisitions amounted to RMB7,465.13 million.

In addition, the Company also acquired the remaining 26.54% equity interest of Ludao Pier from the non-controlling shareholders at a consideration of RMB65 million in January 2011.

The acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition. Upon completion of the acquisitions above, the Company also further strengthened its coastal port operations and expanded the geographical coverage to Yunnan Province.

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash consideration (in RMB’000)	7,530,127

Acquisition-related costs of RMB5.71 million have been charged to the profit or loss for the year ended 31 December 2010.

In December 2011, the Company acquired 100% equity interest of Enshi Hydropower from Beijing Ance Hengxing Investment Limited Company, Zhuhai Jingyang Investment Limited Company, Wu Songling and Fang Xiaogui.

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash consideration (in RMB’000)	227,000

Acquisition-related cost of RMB0.32 million has been charged to the profit or loss for the year ended 31 December 2011.

Upon completion of the acquisition, the Company further expanded the geographical coverage of hydropower to Hubei Province.

The fair values of assets and liabilities arising from the acquisitions of Diandong Yuwang, Diandong Energy, Luoyuanwan Pier, Luoyuanwan Harbour, Ludao Pier and Enshi Hydropower and proportionate share of acquiree’s net assets attributable to non-controlling interests on respective acquisition dates are as follows (in RMB’000):

	Diandong	Diandong	Luoyuanwan	Luoyuanwan	Ludao	Enshi
	Yuwang	Energy	Pier	Harbour	Pier	Hydropower	Total

Cash and cash equivalents	69,313	186,480	1,724	38,021	880	52,113	348,531
Property, plant and equipment	5,523,233	10,649,705	193,513	1,462,089	161,932	332,433	18,322,905
Land use rights	–	246,333	54,341	68,007	28,501	–	397,182
Mining rights*	278,318	1,644,337	–	–	–	–	1,922,655
Other non-current assets	312	141	332	690,081	12,007	–	702,873
Inventories	168,729	401,523	321	10,570	78	–	581,221
Receivables and other assets	329,426	587,284	35,639	137,402	54,595	14,608	1,158,954
Payables and other liabilities	(604,743)	(1,020,057)	(18,397)	(815,517)	(7,095)	(42,763)	(2,508,572)
Salary and welfare payables	(2,761)	(5,516)	(24)	(547)	(738)	–	(9,586)
Borrowings	(4,546,000)	(9,225,000)	(100,798)	(713,721)	(2,200)	(262,150)	(14,849,869)
Deferred income tax
liabilities	(29,571)	(260,728)	(12,961)	(61,175)	(12,655)	(1,994)	(379,084)

Total identifiable net assets	1,186,256	3,204,502	153,690	815,210	235,305	92,247	5,687,210
Non-controlling interests	–	–	(64,089)	–	–	–	(64,089)
Goodwill	414,407	1,197,574	28,693	309,270	49,309	134,753	2,134,006

Consideration	1,600,663	4,402,076	118,294	1,124,480	284,614	227,000	7,757,127

*
The mining rights are related to coal mining operations of Diandong Yuwang and Diandong Energy. As the coal mines are still under construction, no amortization was provided for the year ended 31 December 2011 and 2012.

Goodwill arising from the acquisitions is attributable to the economies of scale and significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above. None of the goodwill recognised is expected to be deductible for income tax purposes.

The fair value of receivables and other assets includes accounts receivables and other receivables of RMB669 million and RMB459 million, respectively. The gross contractual amounts of accounts receivables and other receivables are RMB672 million and RMB461 million, respectively. Management estimated accounts receivables of RMB669 million and other receivables of RMB459 million to be collectible.

The revenue included in the consolidated statement of comprehensive income since acquisition dates contributed by acquisitions above was RMB5,006.86 million. These acquisitions above also contributed a net loss of RMB681.75 million over the same periods.

Had the acquisitions above been consolidated from 1 January 2011, the consolidated statement of comprehensive income for 2011 would show unaudited revenue of RMB133,432.97 million and unaudited net profit of RMB1,177.85 million.

13	Subsequent Event

(a)
As of 11 January 2013, the Company entered into the Equity Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire a 50% interest in China Huaneng Group Fuel Co., Ltd. (“Fuel Company”), a wholly owned subsidiary of Huaneng Group, from Huaneng Group for a consideration of approximately RMB108.32 million. On the same day, the Company entered into the Capital Injection Agreement with Huaneng Group and Fuel Company, pursuant to which the Company and Huaneng Group agreed to make a capital injection of RMB1.4 billion respectively into Fuel Company after the completion of the Acquisition.

The closing date is the day on which the Company is registered at the competent administration for Industry and Commerce as the holder of 50% interest in Fuel Company. The Company shall pay to Huaneng Group the consideration in cash by one-off payment within 15 working days from the closing date. The business registration has not been completed as at the approval date of the financial report.

(b)
As of 5 February 2013, the Company issued unsecured public bond amounting to RMB1.5 billion bearing annual interest rate of 3.85%. The bond is denominated in RMB and issued at face value with maturity period of 3 years. The listing of the RMB bonds on Hong Kong Stock Exchange became effective on 6 February 2013.

As of 27 February 2013, the Company issued the first tranche of the super short-term debentures amounting to RMB5 billion bearing annual interest rate of 3.80%. The bond is denominated in RMB and issued at face value with maturity period of 270 days.

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED
FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

		For the year ended 31 December			For the year ended 31 December
	Unit	2012	2011	Variance (%)	2010

Operating revenue	Yuan	133,966,658,882	133,420,768,944	0.41	104,307,701,910
Profit before taxation	Yuan	9,427,264,064	2,348,142,819	301.48	4,593,423,909
Net profit attributable to	Yuan	5,868,651,294	1,268,245,238	362.74	3,544,304,422
shareholders of the Company
Net profit attributable	Yuan	5,825,205,568	847,116,831	587.65	3,223,155,150
to shareholders of the Company
(excluding non-recurring items)
Basic earnings per share	Yuan/Share	0.42	0.09	366.67	0.29
Diluted earnings per share	Yuan/Share	0.42	0.09	366.67	0.29
Basic earnings per share	Yuan/Share	0.41	0.06	583.33	0.27
(excluding non-recurring items)
Return on net assets	%	11.11	2.47	Increased by	8.53
(weighted average)	8.64 percents
Return on net assets calculated	%	11.03	1.65	Increased by	7.76
based on net profit excluding	9.38 percents
non-recurring items
(weighted average)
Net cash flows from	Yuan	26,928,082,036	20,949,154,990	28.54	18,066,724,784
operating activities
Net cash flows from operating	Yuan/Share	1.92	1.49	28.86	1.49
activities per share

		31 December	31 December		31 December
	Unit	2012	2011	Variance (%)	2010

Total assets	Yuan	256,861,869,430	254,365,393,306	0.98	223,952,747,826
Shareholders’ equity attributable	Yuan	55,580,790,014	50,075,263,660	10.99	52,891,269,202
to shareholders of the Company
Net assets per share attributable	Yuan/Share	3.95	3.56	10.96	3.76
to shareholders of the Company

Note:	Formula of key financial ratios:

Basic earnings per share = Net profit attributable to shareholders of the Company for the year/Weighted average number of ordinary shares

Return on net assets (weighted average) = Net profit attributable to shareholders of the Company for the year/weighted average shareholders’ equity (excluding minority interests)×100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

For the year ended
Non-recurring Items	31 December 2012

Net loss from disposal of non-current assets	(250,307,330)
Government grants recorded in the profit and loss	611,448,275
The gain on fair value change of held-for-trading
financial assets and liabilities (excluding effective
hedging instruments related to operating activities
of the Company) and disposal of held-for-trading
financial assets and liabilities and available-for-sale
financial assets	(1,120,178)
Reversal of doubtful accounts receivable
Individually tested for impairments	13,145,964
Non-operating incomes and
expenses besides items above	(54,636,290)
Other items recorded in the profit and
loss in accordance with the definition
of non-recurring items	(136,373,270)

182,157,171

Impact of Income tax	4,748,305
Impact of minority interests (net of Tax)	(143,459,750)

43,445,726

3	INCOME STATEMENTS
For the year ended 31 December 2012

	For the year ended 31 December
	2012	2011	2012	2011
	Consolidated	Consolidated	The Company	The Company

1. Operating revenue	133,966,658,882	133,420,768,944	57,696,031,638	59,366,760,975

Less: Operating cost	112,136,538,026	121,816,767,862	46,264,552,437	53,790,541,061
Tax and levies on Operations	672,040,241	484,018,981	410,126,672	313,176,945
Selling expenses	5,996,744	9,095,133	–	–
General and administrative
expenses	3,087,408,193	2,916,160,374	1,995,446,694	1,799,322,317
Financial expenses, net	8,888,473,248	7,493,529,355	5,190,593,183	4,324,494,419
Assets impairment loss	871,565,797	365,124,935	1,884,897,540	408,127,300
Add: Loss from changes
in fair value	(1,171,291)	(727,268)	–	–
Investment income	817,294,067	803,921,549	2,497,028,566	1,883,904,903
Including: investment income
from associates and jointly
controlled entities	630,163,090	660,462,038	629,255,538	658,911,688

2. Operating profit	9,120,759,409	1,139,266,585	4,447,443,678	615,003,836
Add: Non-operating income	694,025,610	1,377,797,055	586,948,696	476,839,648
Less: Non-operating expenses	387,520,955	168,920,821	261,602,687	81,454,929
Including: loss on disposal
of non-current assets	284,266,900	(47,041,581)	204,151,196	6,654,940

3. Profit before taxation	9,427,264,064	2,348,142,819	4,772,789,687	1,010,388,555
Less: Income tax expense	2,574,810,017	983,883,560	850,097,441	158,846,868

	For the year ended 31 December
	2012	2011	2012	2011
	Consolidated	Consolidated	The Company	The Company

4. Net profit	6,852,454,047	1,364,259,259	3,922,692,246	851,541,687

Attributable to:
Shareholders of the Company	5,868,651,294	1,268,245,238	3,922,692,246	851,541,687
Minority interests	983,802,753	96,014,021	—	—

5. Earnings per share (based on
the net profit attributable to
shareholders of the Company)
Basic earnings per share	0.42	0.09	N/A	N/A
Diluted earnings per share	0.42	0.09	N/A	N/A

6. Other comprehensive income/(loss)	339,444,610	(1,353,787,617)	122,734,056	(368,793,964)

7. Total comprehensive income	7,191,898,657	10,471,642	4,045,426,302	482,747,723

Attributable to
– Shareholders of the Company	6,206,900,121	(84,175,500)	4,045,426,302	482,747,723
– Minority interests	984,998,536	94,647,142	—	—

4.	NET INCOME RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the PRC GAAP, differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit of the Company, are summarized as follows:

	Net profit
	2012	2011
	RMB’000	RMB’000

Net profit attributable
to shareholders of the Company
under PRC GAAP	5,868,651	1,268,245

Impact of IFRS adjustments:
Effect of recording the amounts
received in advance of previous years (a)	–	–
Amortization of the difference in the recognition
of housing benefits of previous years (b)	(2,247)	(3,104)
Difference on depreciation related to borrowing
costs capitalized in previous years (c)	(26,369)	(30,139)
Differences in accounting treatment on business
combinations under common control (d)	(107,735)	–
Difference in depreciation and amortization
of assets acquired in business combinations
under common control (d)	(312,034)	(297,589)
Applicable deferred income tax impact of
the GAAP differences above (e)	69,180	133,505
Others	(106,833)	14,506
Profit attributable to minority interests
on the adjustments above	129,841	95,088

Profit attributable to equity
holders of the Company under IFRS	5,512,454	1,180,512

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.